THE PRINCERIDGE GROUP LLC
1633 Broadway, 28th Floor
New York, NY 10019

October 18, 2012

VIA EDGAR

Mr. Michael Clampitt, Senior Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Collabrium Japan Acquisition Corporation (the “Company”) Registration Statement on Form F-1 originally filed September 7, 2012 (File No. 333- 183775) ( the “Registration Statement”)

  Dear Mr. Clampitt:

In connection with the Registration Statement on Form F-1 of Collabrium Japan Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Thursday, October 18, 2012 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

THE PRINCERIDGE GROUP LLC

By:	/s/ Michael Bacchus
Name:	Michael Bacchus
Title:	Chief Compliance Officer